                                                                    EXHIBIT 12


                                          IES UTILITIES INC.
                           COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                                                                              Twelve Months
                                                   Year Ended December 31,                        Ended
                                      1991       1992       1993       1994       1995     September 30, 1996
                                 (in thousands, except ratio of earnings to fixed charges)

Net income                        $  47,563  $  45,291  $  67,970  $  61,210  $  59,278  $            53,580

Federal and state
   income taxes                      23,494     20,723     37,963     37,966     41,095               40,382

      Net income before
         income taxes                71,057     66,014    105,933     99,176    100,373               93,962

Interest on long-term debt           31,171     35,689     34,926     37,942     36,375               35,698

Other interest                        5,595      3,939      5,243      3,630      8,085                8,677

Estimated interest
   component of rents                 6,594      4,567      3,729      3,970      4,637                4,361

Fixed charges as defined             43,360     44,195     43,898     45,542     49,097               48,736

Earnings as defined               $ 114,417  $ 110,209  $ 149,831  $ 144,718  $ 149,470  $           142,698

Ratio of earnings to fixed
  charges (unaudited)                  2.64       2.49       3.41       3.18       3.04                 2.93


For the purposes of computation of these ratios (a) earnings have been calculated by adding fixed charges and federal and state income taxes to net income; (b) fixed charges consist of interest (including amortization of debt expense, premium and discount) on long-term and other debt and the estimated interest component of rents.